PEAKSTONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	$ 117,500	$ (37,051)	$ 80,449
Members' distributions	-	(540,000)	(540,000)
Members' contributions	20,000		20,000
Net income	-	467,595	467,595
Balance, December 31, 2015	$ 137,500	$ (109,456)	$ 28,044

See Accompanying Notes